Filed by Ultratech, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Ultratech, Inc.

Commission File No. 000-22248

Ultratech Inc.

Employee Frequently Asked Questions

Regarding the Merger

Following are responses to some frequently asked questions regarding the proposed acquisition of Ultratech by Veeco Instruments and the treatment of outstanding Ultratech equity awards in the transaction. If you have any questions regarding the points discussed in this document or the Merger in general, please contact Cathy Lewis at clewis@ultratech.com.

This document provides only a brief summary regarding the matters noted below. This document and any communications you may have with Ultratech or its representatives regarding these matters are subject to and qualified in their entirety by the provisions of the Merger Agreement (as defined below) and, as to Ultratech equity awards, both the Merger Agreement and the terms and conditions of your equity awards. The Merger Agreement was filed with the SEC as an exhibit to Ultratech’s Current Report on Form 8-K on February 3, 2017. The discussions below include certain assumed values for Ultratech and Veeco common stock. These values are for illustrative purposes only. No guarantee is made as to any future stock value, in the Merger or otherwise. Capitalized terms are used as defined below.

A. General Questions

1. What is the Merger?

As we announced on February 2, 2017, Ultratech, Inc. (“Ultratech” or the “Company”) and Veeco Instruments Inc. (“Veeco”) have entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company will be acquired by Veeco and become a wholly owned subsidiary of Veeco (the “Merger”).

You can find more information about the Merger in the Company’s Form 8-K filed on February 3, 2017 with the U.S. Securities and Exchange Commission (the “SEC”).

2. When will the Merger be complete?

The Merger is currently expected to close during the second quarter of 2017, subject to the approval of the Company’s stockholders and other closing conditions.

B. Effects on Company Common Stock

This question is applicable if you own shares of Company common stock immediately prior to the Merger.

3. What will happen to my shares of Company common stock when the Merger closes?

Holders of the Company’s common stock will receive, for each share of Company common stock held immediately prior to the Merger: (i) $21.75 in cash, (ii) 0.2675 of a share of Veeco common stock and (iii) cash in lieu of any fractional share of Veeco common stock to which you may be entitled (no fractional shares will be issued).

Example: If you had 1,000 shares of Company common stock at the time of the Merger, you would receive:

(i)	A cash payment equal to $21,750 (1,000 shares x $21.75 = $21,750), plus

(ii)	267 shares of Veeco common stock (1,000 shares x 0.2675, rounded down to the nearest whole share = 267 full shares), plus

(iii)	A cash payment equal to the value of half of a Veeco share, with the half share resulting from the calculation in (ii) above.*

*

The Merger Agreement provides that the cash payment for any fractional share is based on the volume weighted average trading price of Veeco’s common stock for the five consecutive trading days ending on the trading day immediately before the closing of the Merger (“5-Day VWAP”). This same 5-Day VWAP is also used in the calculation of the cash payments that will be made in connection with the Merger for outstanding stock options and vested restricted stock units (“RSUs”), including restricted stock units that vest on the closing of the Merger, and the conversion ratio used to determine the number of Veeco RSUs that will be issued in exchange for unvested Company RSUs. This treatment of stock options and RSUs is discussed in the following questions. For simplicity, and because we do not currently know what the 5-Day VWAP of a Veeco share will be, in the discussions below we have assumed that the 5-Day VWAP is $27.35 (which was the closing price of Veeco’s common stock on February 28, 2017) and that the per share value of the “Merger Consideration” is $29.07. This amount represents the sum of (i) $21.75, plus (ii) 0.2675 multiplied by the $27.35 closing price of Veeco’s common stock on February 28, 2017, rounded to the nearest cent. The actual

Merger Consideration will equal the sum of (i) $21.75, plus (ii) 0.2675 multiplied by the 5-Day VWAP. The actual 5-Day VWAP of a Veeco share will likely be different than $27.35, and, thus, the value of the actual Merger Consideration will likely be different than $29.07.

C. Effects on Company Stock Options

From time to time, the Company has granted equity awards in the form of stock options. A stock option is the right to acquire shares of Ultratech common stock for a specified price, subject to the terms and conditions of the applicable award agreement. These questions are applicable if you hold stock options that have been granted by the Company.

4. What will happen to my unexercised Ultratech stock options at the close of the Merger?

At the close of the Merger, all outstanding options to acquire Ultratech stock will fully vest and be canceled and converted into the right to receive a cash payment equal to (i) the number of shares of Company common stock subject to the option multiplied by (ii) the excess, if any, of the value of the Merger Consideration over the exercise price per share of the option. This payment will be subject to tax withholding and will be made no later than three days after the closing of the Merger. If your option has an exercise price that is greater than or equal to the Merger Consideration, your option will be cancelled without payment.

Example: Assuming the value of the Merger Consideration is $29.07 (determined as described in the response to Question 3 above and based on the assumptions noted in that response), if you held an option to purchase 1,000 shares of Company common stock with an exercise price of $25.00 per share at the time of the Merger, you would receive a cash payment of $4,070 (($29.07 - $25.00) x 1,000), subject to tax withholding. If, however, you held an option to purchase 1,000 shares of Company common stock with an exercise price of $30.00 per share at the time of the Merger, that option would be cancelled without payment.

5. If I have unexercised options, will I receive shares of Veeco common stock when the Merger closes?

No. As a holder of unexercised options, you are entitled to the cash payment described in Question 4 above. You will not be entitled to any shares of Veeco common stock.

6. What if my options are scheduled to expire or terminate before the close of the Merger?

If your options are scheduled to expire or terminate before that time, you will need to exercise your vested options or else they will terminate as provided for in the terms and conditions of the applicable award documents. Only Ultratech stock options outstanding at the close of the Merger will be cashed out as described above.

D. Effects on Company Restricted Stock Units (RSUs)

From time to time, the Company has granted equity awards in the form of RSUs. An RSU is a right to receive, subject to vesting and the terms and conditions of the applicable award agreement, a share of Ultratech common stock. These questions are applicable if you hold RSUs that have been granted by the Company.

7. What will happen to my vested RSUs when the Merger closes?

Any vested RSUs you hold at the time of the Merger that have not previously been released (meaning actual shares have not yet been issued to you following vesting of the RSUs), including any RSUs that vest on the closing of the Merger pursuant to the terms and conditions of such awards, will be canceled and converted into the right to receive a cash payment equal to (i) the number of vested RSUs multiplied by (ii) the Merger Consideration. This payment will be subject to tax withholding and will be made within three days after the closing of the merger.

Example: Assuming the Merger Consideration is equal to $29.07 (determined as described in the response to Question 3 above and based on the assumptions noted in that response), if you had 1,000 vested RSUs for shares of Company common stock prior to the Merger, you would receive $29,070 ($29.07 x 1,000), subject to tax withholding.

8. What will happen to my unvested RSUs at the close of the Merger?

Other than the RSUs granted by the Company on January 31, 2017, all outstanding Company RSUs will automatically become vested at the closing of the Merger to the extent that they are outstanding and unvested immediately prior to the Merger. These RSUs will be cashed out as described in the response to Question 7. The RSUs granted on January 31, 2017 will not automatically vest in full in connection with the Merger.

The portion of the RSUs granted in 2017 that do not vest at the closing of the Merger will be converted into RSUs for shares of Veeco common stock. The number of Veeco RSUs covered by the award will be adjusted based on a conversion ratio that compares the Merger Consideration to the 5-Day VWAP of a share of Veeco stock. Assuming the Merger Consideration is equal to $29.07 and the 5-Day VWAP of a share of Veeco stock is $27.35 (determined as described in the response to Question 3 above and based on the assumptions noted in that response), the exchange ratio to convert Ultratech RSUs into Veeco RSUs would be approximately 1.06.

Example: Assuming the exchange ratio is 1.06 as described above, if you had an award of 1,000 Company RSUs at the time of the Merger and those RSUs were not vested and did not vest on the closing of the Merger, you will receive a new RSU that covers 1,060 shares of Veeco common stock (1,000 x 1.06).

9. Will converted RSUs (as described in Question 7 above) have the same terms and conditions as my Ultratech RSUs?

Except for any portion of the RSUs that vest on the Merger and that your new RSUs will cover shares of Veeco common stock and the number of RSUs will be adjusted as described above, all terms and conditions of the RSUs will remain the same.

10. Will I receive a new RSU Grant Agreement when my Company RSUs are converted into Veeco RSUs?

We do not expect that you will be required to enter into a new grant agreement. The Merger Agreement provides that, shortly following the Merger, Veeco will send you a notice setting forth the number of shares of Veeco common stock subject to your converted RSU award.

You should retain all RSU award agreements and other related documents pertaining to your Company RSUs.

11. I have RSUs which are going to vest soon. Will these be released to me as Veeco common stock?

It depends on whether your RSUs vest before or after the Merger. Any RSUs that vest and are settled before the Merger will be paid to you in Ultratech stock. If you still hold that stock at the time of the Merger, the shares will be converted into the right to receive the Merger Consideration described in Question 3 above. RSUs that are vested but not settled at or before the time of the Merger, including RSUs that vest upon the Merger, will be settled in cash as described above. If your RSUs are outstanding and do not vest at or before the Merger, they will be converted into Veeco RSUs as described above and paid in shares of Veeco stock if and when the RSUs vest.

E. Tax Matters

The following Q&A refers only to U.S. federal tax laws and does not address foreign, state, local or other tax laws. You should consult with your tax advisor for more information on the tax treatment of any payments you receive in connection with the Merger.

12. Is the Merger expected to be taxable to me?

The surrender of Ultratech stock in the Merger as described in Question 3 above will generally result in either short-term or long-term capital gain (or loss), depending on how long you have held the shares. If, however, the shares you surrender were acquired through the exercise of an Incentive Stock Option within one year before the Merger closes, the disposition of the shares would be a “disqualifying disposition” of the shares, potentially resulting in ordinary income rather than capital gain treatment. You should consult your personal tax advisor to discuss the tax consequences relating to disqualifying dispositions of shares acquired under an Incentive Stock Option.

Any payment you receive in respect of your options or vested RSUs (see Questions 5 and 7 above) will generally be taxable to you as ordinary income and subject to all applicable income, social security and medicare tax withholding requirements.

Additional Information and Where to Find It

In connection with the proposed acquisition of Ultratech by Veeco pursuant to the terms of the Merger Agreement, Veeco will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will contain a proxy statement of Ultratech and a prospectus of Veeco, which proxy statement/prospectus will be mailed or otherwise disseminated to Ultratech’s stockholders when it becomes available. You are urged to read the proxy statement/prospectus (including all amendments and supplements) because they will contain important information. You may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Veeco and Ultratech, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ web sites at www.Ultratech.com or www.Veeco.com.

Participants in Solicitation

Veeco, Ultratech and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Ultratech in connection with the proposed transaction. Information about Veeco’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 22, 2017 and its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on March 22, 2016. Information about Ultratech’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 1, 2017, and the proxy statements for its 2016 annual meeting of stockholders, which were filed with the SEC on June 10, 2016 and June 13, 2016. You may obtain more detailed information regarding the direct and indirect interests of the Veeco, Ultratech and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the transaction, which will be filed with the SEC.

Forward Looking Statements

This written communication contains forward-looking statements that involve risks and uncertainties concerning Veeco’s proposed acquisition of Ultratech, Ultratech’s and Veeco’s expected financial performance, as well as Ultratech’s and Veeco’s strategic and operational plans. Actual events or results may differ materially from those described in this written communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that Ultratech may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the reaction of customers to the transaction; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. In addition, please refer to the documents that Ultratech and Veeco file with the SEC on Forms 10-K, 10-Q and 8-K. The filings by Ultratech and Veeco identify and address other important factors that could cause its financial and operational results to differ materially from those contained in the forward-looking statements set forth in this written communication. All forward-looking statements speak only as of the date of this written communication nor, in the case of any document incorporated by reference, the date of that document. Neither Ultratech nor Veeco is under any duty to update any of the forward-looking statements after the date of this written communication to conform to actual results.